Filed Pursuant to Rule 424(b)(3)

Registration No. 333-175989

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

SUPPLEMENT NO. 8 DATED JANUARY 20, 2015

TO THE PROSPECTUS DATED APRIL 11, 2014

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Dividend Capital Diversified Property Fund Inc., dated April 11, 2014, as supplemented by Supplement No. 1, dated November 13, 2014, Supplement No. 2, dated December 1, 2014, Supplement No. 3, dated December 8, 2014, Supplement No. 4, dated December 10, 2014, Supplement No. 5, dated December 17, 2014, Supplement No. 6, dated January 2, 2015 and Supplement No. 7, dated January 13, 2015 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. The purpose of this Supplement is to disclose:

•	an update regarding a potential portfolio sale;

•	an update to our investment strategy, objectives and policies;

•	an update to our policies regarding distributions;

•	an update to our risk factors; and

•	an update to our net asset value and valuation procedures.

Update Regarding Portfolio Sale

On December 9, 2014, we entered into a purchase and sale contract (the “Purchase Agreement”) with Gramercy Property Trust Inc. (“Gramercy”). Pursuant to the Purchase Agreement, we agreed to sell a portfolio of twelve office and industrial properties comprising approximately 2.7 million net rentable square feet to Gramercy, an unrelated third party, for a gross sales price of approximately $399 million. On January 15, 2015, the due diligence period pursuant to the Purchase Agreement expired and the $6.0 million deposit that Gramercy made in connection with the Purchase Agreement became non-refundable, subject to customary closing conditions. The contract remains subject to various contingencies, and we cannot provide assurance whether or when this transaction will close. The current outside closing date is April 30, 2015, although such closing may occur earlier upon satisfaction of certain conditions.

Investment Strategy, Objectives and Policies

The following disclosure updates the “Investment Strategy, Objectives and Policies” section of the Prospectus and all similar disclosure in the Prospectus.

INVESTMENT STRATEGY, OBJECTIVES AND POLICIES

Investment Objectives

Our primary investment objectives are:

•	providing current income to our stockholders in the form of quarterly cash distributions;

•	preserving and protecting our stockholders’ capital investments;

•	realizing capital appreciation in our share price from active investment management and asset management; and

•	providing portfolio diversification in the form of multi-asset class investing in direct real estate.

We cannot assure you that we will attain our investment objectives. Our charter places numerous limitations on us with respect to the manner in which we may invest our funds. In most cases these limitations cannot be changed unless our charter is amended, which may require the approval of our stockholders.

Investment Strategy

Our investment strategy is designed to focus on generating income to support the quarterly dividend, on protecting capital and on growing net asset value over time. We seek to leverage our extensive knowledge of targeted real estate markets and property types to capitalize on opportunities where there is a disconnect between our assessment of an investment’s intrinsic value relative to market value. In addition, we seek to optimize the value of our portfolio through strategic financing, diligent asset management and selective asset disposition.

We believe that the real estate market is cyclical, with different demand for property types at different times. Although we do not invest for the short term, we are active portfolio managers and we will seek to take advantage of opportunities to acquire or dispose of assets presented to us by real estate markets. One reason we focus on multiple properties types and markets is to increase our ability to take advantage of these market cycles. We believe that the more opportunities we see to invest our capital, the more selective we can be in choosing strategic and accretive investments, which we believe may result in attractive total returns for our stockholders. Seeing more opportunities may also allow us to be consistent and meaningful investors throughout different cycles. When we believe one market is overvalued, we patiently wait and focus on another market that we believe is overlooked.

We also believe that value is based on the investment’s ability to produce cash flow and not what the next buyer will pay at any point in time. We focus on select, targeted markets that exhibit characteristics of being supply-constrained with strong demand from tenants seeking quality space.

We primarily target direct investments, through equity interests and/or joint ventures, in our four target property categories of office, industrial, retail and multifamily. While we aim to diversify our real estate portfolio by owning properties in each of these categories, we are not tied to specific allocation targets and we may not always have significant holdings, or any holdings at all, in each category. For example, we do not currently own multifamily investments, although we may consider multifamily investment opportunities in the future. Also, through the disposition of assets, our ownership of industrial assets has declined and is expected to further decline to less than 5% of our portfolio if and when certain pending dispositions are completed. To a lesser extent we may invest in other types of real estate including, but not limited to hospitality, medical offices, student housing and unimproved land. We anticipate that the majority of our real property investments will be made in the United States, although we may also invest in Canada and Mexico, and potentially elsewhere on a limited basis, to the extent that opportunities exist that may help us meet our investment objectives.

To provide diversification to our portfolio, we have invested and may continue to invest in real estate-related debt, which will generally include originating and participating in mortgage loans secured by real estate, mezzanine debt and other related investments. Any investments in real estate-related securities will generally focus on debt and equity issued by public and private real estate companies and certain other securities, with the primary goal of such investments being the preservation of liquidity in support of our share redemption program.

Through September 30, 2014, we had disposed of approximately $225.0 million of assets over a trailing twelve-month period. Over the same period of time, we acquired approximately $209.4 million of assets. The assets that we sold were generally higher-yielding than the new assets we acquired, although we believe the acquired assets exhibit greater potential for revenue growth going forward. We believe that market conditions may cause us to continue to explore in certain markets the disposition of higher-yielding assets and in certain target markets the acquisition of assets that may generate lower yields but with greater growth potential. In this regard, on December 9, 2014, we entered into an agreement to sell a portfolio of twelve office and industrial properties comprising approximately 2.7 million net rentable square feet for a gross sales price of approximately $399 million. On January 15, 2015, the due diligence period for the prospective buyer expired and the $6.0 million deposit became non-refundable. The contract remains subject to various contingencies, and we cannot provide assurance whether or when this transaction will close. The current outside closing date is April 30, 2015, although such closing may occur earlier upon satisfaction of certain conditions. Although there can be no assurance that we will pursue this strategy or be successful in its execution, in the short term, this may mean that higher-yielding assets are sold from our portfolio in exchange for assets that initially may produce lower current income but which we believe will generate increased income over time through increased tenant demand and rental rate growth in order to generate long term growth in net asset value.

Portfolio Diversification

Our objective is to build a high-quality, diversified real estate portfolio. Although there can be no assurance that we will achieve this objective, we intend to diversify our portfolio by key portfolio attributes including, but not limited to, (1) property type, (2) target market, with consideration given to geographic concentrations, (3) average lease terms and portfolio occupancy expectations, (4) tenant concentrations, including credit and exposure to particular businesses or industries and (5) debt profile with the goal of maximizing flexibility while seeking to minimize cost and mitigate the risks associated with changes in interest rates and debt maturities.

As of September 30, 2014, we had total gross investments with an estimated fair value of approximately $2.5 billion (calculated in accordance with our valuation procedures), comprised of:

(1)	69 operating properties located in 24 geographic markets in the United States, aggregating approximately 12.0 million net rentable square feet, which were approximately 92.8% leased. Our operating real property portfolio includes an aggregate fair value of approximately $2.5 billion and consists of:

•	25 office properties located in 15 geographic markets, aggregating approximately 5.2 million net rentable square feet, with an aggregate fair value of approximately $1.4 billion;

•	31 retail properties located in seven geographic markets, aggregating approximately 3.1 million net rentable square feet, with an aggregate fair value of approximately $745.2 million; and

•	13 industrial properties located in nine geographic markets, aggregating approximately 3.7 million net rentable square feet, with an aggregate fair value of approximately $263.2 million.

(2)	Approximately $94.7 million in net debt-related investments, including (i) investments in mortgage notes of approximately $76.7 million, and (ii) investments in mezzanine debt of $18.0 million.

Real Estate Portfolio

We generally intend to utilize a long-term hold strategy for strategic investments within our portfolio of real estate assets, which will primarily consist of “core” or “core-plus” properties that have significant operating histories and existing leases whereby a significant portion of the total investment return is expected to be derived from current income. In addition, we may invest in a relatively smaller proportion of “value added” opportunities that arise in circumstances where a real property may be situationally undervalued or where product re-positioning, capital expenditures and/or improved property management may increase cash flows, and where the total investment return is generally expected to have a relatively larger component derived from capital appreciation. As described above, although we do not invest for the short term, we are active portfolio managers and we will seek to take advantage of opportunities to acquire or dispose of assets presented to us by the real estate markets.

The Advisor has substantial discretion with respect to identifying and evaluating prospective real property investments. In determining the specific types of real property investments to potentially recommend to our board of directors, the Advisor will utilize the following criteria:

•	positioning the overall portfolio to achieve a desired mix of real property and other real estate-related investments;

•	diversification benefits relative to the rest of the real property and other assets within our portfolio;

•	broad assessment of macro and microeconomic, employment and demographic data and trends;

•	regional, market and property specific supply/demand dynamics;

•	credit quality of in-place tenants and the potential for future rent increases;

•	physical condition and location of the asset;

•	market rents and opportunity for revenue and net operating income growth;

•	opportunities for capital appreciation based on product repositioning, operating expense reductions and other factors;

•	liquidity and income tax considerations; and

•	additional factors considered important to meeting our investment objectives.

The board of directors has delegated to the Investment Committee the authority to review and approve any real property acquisition and development (including real property portfolio acquisitions and developments), for a purchase price or total project cost of up to $25,000,000. The board of directors, including a majority of the independent directors, must approve all real property acquisitions and developments, including real property portfolio acquisitions and developments, for a purchase price or total project cost greater than $25,000,000, including the financing of such acquisitions and developments.

We are not specifically limited in the number or size of real properties we may acquire, or on the percentage of the net proceeds from this offering that we may invest in a single real property or real property type. However, we may not invest in excess of 10% of the aggregate cost of the real property assets within our portfolio in unimproved land or real properties that are not expected to produce income within two years of their acquisition. The specific number and mix of real properties we acquire will depend upon real estate market conditions, other circumstances existing at the time we are acquiring our real properties and the amount of proceeds we raise in this offering.

Real Estate-Related Debt and Securities Portfolio

To the extent that we invest in real estate-related debt, our primary targeted real estate-related debt investments include, but are not limited to, originations of and participations in commercial mortgage loans secured by real estate, mezzanine loans, other types of preferred equity and certain other types of debt-related investments that may help us reach our diversification, liquidity and other investment objectives. With respect to investments in real estate-related securities, our primary goal in making such investments is to preserve liquidity in support of our share redemption program, although in the future we may change our objectives with respect to investments in real estate-related securities. Targeted securities investments may include, but are not limited to, the following: (1) equity securities such as preferred stocks, common stocks and convertible preferred securities of public or private real estate companies (including other REITs, real estate operating companies, homebuilders and other real estate companies), (2) debt securities issued by other real estate companies, (3) U.S. government and agency securities and (4) certain other types of securities and debt-related investments that may help us reach our diversification, liquidity and other investment objectives. We do not intend to make any further investment in commercial mortgage-backed securities or commercial real estate collateralized debt obligations.

Our charter provides that we may not invest in securities unless a majority of our directors (including a majority of the independent directors) not otherwise interested in the transaction approves such investment as being fair, competitive and commercially reasonable and that, generally, we may not make mortgage loan investments (other than an investment in mortgage programs or residential mortgage backed securities) unless an appraisal is obtained concerning the underlying property and the aggregate amount of all mortgage loans outstanding on the property do not exceed an amount equal to 85% of the appraised value of the property unless substantial justification exists because of the presence of other underwriting criteria. See “Investment Limitations” below. Consistent with such requirements, in determining the types of real estate-related debt and securities investments to make, we evaluate specific criteria for each prospective real estate-related debt and securities investment including:

•	positioning the overall portfolio to achieve a desired liquidity mix of real property and other real estate-related investments;

•	diversification benefits relative to the rest of the real estate-related debt and securities within our portfolio;

•	fundamental securities analysis;

•	quality and sustainability of underlying property cash flows;

•	broad assessment of macro-economic data and regional property level supply and demand dynamics;

•	potential for delivering current income and attractive risk-adjusted total returns; and

•	additional factors considered important to meeting our investment objectives.

We are not specifically limited in the number or size of our real estate-related debt or securities investments, or on the percentage of the net proceeds from this offering that we may invest in a single real estate-related debt or security investment or pool of investments. The specific number and mix of real estate-related debt and securities in which we invest will depend upon real estate market conditions, other circumstances existing at the time we are making investments and the amount of proceeds we raise in this offering. We will not invest in securities of other issuers for the purpose of exercising control and the first or second mortgages in which we intend to invest will likely not be insured by the Federal Housing Administration or guaranteed by the Veterans Administration or otherwise guaranteed or insured.

Development and Construction of Properties

We may invest a portion of the proceeds available for investment in unimproved land upon which improvements are to be constructed or completed. However, we may not make investments in unimproved real property or indebtedness secured by a deed of trust or mortgage loans on unimproved real property in excess of 10% of our total assets. Development of real properties is subject to risks relating to a builder’s ability to control construction costs or to build in conformity with plans, specifications and timetables. To help ensure performance by the builders of real properties that are under construction, we intend to require a guarantee of completion at the price contracted either by an adequate completion bond or performance bond. The Advisor may rely upon the net worth of the contractor or developer or a personal guarantee accompanied by financial statements showing a substantial net worth provided by an affiliate of the person entering into the construction or development contract as an alternative to a completion bond or performance bond. The Advisor may elect to employ one or more project managers (who under some circumstances may be affiliated with the Advisor or the Property Manager) to plan, supervise and implement the development and construction of any unimproved real properties which we may acquire. Such persons would be compensated by us.

Acquisition of Properties from the Advisor, its Affiliates and Other Related Entities

We are not precluded from acquiring real properties, directly or through joint ventures, from the Advisor, its affiliates or entities sponsored or advised by affiliates of the Sponsor. Any such acquisitions are subject to approval by our board of directors consistent with the conflict of interest procedures described in this prospectus. See “Conflicts of Interest—Conflict Resolution Procedures.”

Joint Ventures

A component of our investment strategy may include entering into joint venture agreements with partners in connection with certain property acquisitions and debt-related investments. With respect to these agreements, we may make varying levels of contributions in such ventures, including, without limitation, contributions of existing assets, and may take varying levels of management, control and decision rights. These agreements may allow us or our joint venture partners to be entitled to profit participation upon the sale of a property. With respect to any joint venture, we may enter into an advisory or sub-advisory agreement with an affiliate of the Advisor. We may also enter into arrangements with the Advisor in which the Advisor receives fees (directly or indirectly, including through a subsidiary of ours) from the joint venture entity or from the joint venture partner. Fees received from joint venture entities or partners and paid, directly or indirectly (including without limitation, through us or our subsidiaries), to the Advisor may be more or less than similar fees that we pay to the Advisor pursuant to the Advisory Agreement.

In certain circumstances, where we have entered and may enter into a joint venture with a partner who may also be a product specialist of our Advisor, as described below, a joint venture partner or an affiliate thereof may also be responsible for certain acquisition, asset management or other services, for which our Advisor may reallow a portion of the fees that it receives from us. Where we have entered and may enter into a joint venture, partnership or similar arrangement with the Advisor’s product specialists for the purpose of acquiring portfolio assets, the product specialists may or may not make an equity capital contribution to any such arrangement and may or may not participate in any potential profits of the relevant portfolio assets. Such profit participations are separate from and have no impact on fees paid by us to the Advisor.

We may enter into joint ventures, general partnerships, co-tenancies and other participation arrangements, with one or more institutions or individuals, including real estate developers, operators, owners, investors and others, some of whom may be affiliates of the Sponsor, entities sponsored or advised by affiliates of the Sponsor, and/or the Advisor’s product specialists, for the purpose of acquiring, developing, owning and managing one or more real properties. We may enter into arrangements pursuant to which we serve as general partner or manager and receive promotional interests and/or fees in return for managing investments held by the joint venture. In determining whether to recommend a particular joint venture, the Advisor evaluates the real property that such joint venture owns or is being formed to own under the same criteria used for the selection of our real property investments.

In certain circumstances, we may enter into a joint venture with a partner who is a product specialist with whom our Advisor has entered into a strategic alliance. Typically, such product partners are affiliated or third-party product specialists that have specialized expertise and dedicated resources in specific areas of real property or real estate-related debt or securities and assist the Advisor in connection with identifying, evaluating and recommending potential investments, performing due diligence, negotiating purchases and managing our assets on a day-to-day basis. These strategic alliances are intended to allow the Advisor to leverage the organizational infrastructure of experienced real estate developers, operators and investment managers, and to potentially give us access to a greater number of high-quality real property and other investment opportunities.

In selecting product specialists to assist with the selection, acquisition and/or operation of our real property and real estate-related debt and securities, the Advisor uses various criteria, including, but not limited to, a combination of the following:

•	a disciplined approach to real estate investing;

•	access to a steady flow of potential acquisitions that meet our investment criteria;

•	significant investment research capabilities;

•	depth of relationships across the commercial real estate industry;

•	financial resources and stability;

•	a significant investment and/or operating history regarding the specific securities type(s), real estate property type(s) and/or geographic market(s) being considered;

•	a track record of success in preserving capital and growing property level net operating income and/or securities investment yields; and

•	other potential factors deemed important to the selection, acquisition and/or operation of real property and real estate-related debt and securities.

The use of product specialists or other service providers does not eliminate or reduce the Advisor’s fiduciary duty to us. The Advisor retains ultimate responsibility for the performance of all of the matters entrusted to it under the Advisory Agreement. Pursuant to the Advisory Agreement with the Advisor, we pay the Advisor certain fees. Agreement(s) between the Advisor and its product specialists are structured in a manner designed to align the product specialists’ incentives with our stockholders’ interests and our investment objectives. To the extent that agreements are entered into with affiliates of the Advisor, such agreements are subject to approval by our independent directors and include provisions to avoid duplication of fees paid by investors.

Our board of directors or the appropriate committee of our board normally approves a joint venture prior to the signing of a legally binding purchase agreement for the acquisition of a specific real property or leases with one or more major tenants for occupancy at a particular real property and prior to the satisfaction of all major contingencies contained in such purchase agreement. However, the board’s approval of a joint venture may occur before or after any such time, depending upon the particular circumstances surrounding each potential joint venture agreement. You should not rely upon our initial disclosure of any proposed joint venture agreement as an assurance that we will ultimately consummate the proposed transaction or that the information we provide in any supplement to this prospectus concerning any proposed transaction will not change after the date of the supplement. We may enter into joint ventures with affiliates of the Sponsor or entities sponsored or advised by affiliates of the Sponsor for the acquisition of real properties, but only provided that:

•	a majority of our directors, including a majority of the independent directors, approve the transaction as being fair and reasonable to us; and

•	the investment by us and such affiliate are on terms and conditions that are no less favorable than those that would be available to unaffiliated parties.

In certain cases, we may be able to obtain a right of first refusal to buy a real property if a particular joint venture partner elects to sell its interest in the real property held by the joint venture. In the event that the joint venture partner were to elect to sell real property held in any such joint venture, however, we may not have sufficient funds to exercise our right of first refusal to buy the joint venture partner’s interest in the real property held by the joint venture. In the event that any joint venture with an entity affiliated with our Advisor or sponsored or advised by an affiliate of our Sponsor holds interests in more than one real property, the interest in each such real property will be generally allocated based upon the respective proportion of funds invested by each co-venturer in each such property.

As of September 30, 2014, all of our joint venture partners also serve as product specialists with regard to the properties held in their respective joint venture. We had joint venture agreements with the following joint venture partners and/or their affiliates as of September 30, 2014:

Joint Venture Partner	Investment Type	Number of Investments	% of Fair Value
Alliance Commercial Properties LLC	Office properties	2	1.3%
Amerimar Enterprises LLC	Office property	1	1.3%
DCT Industrial Trust	Industrial properties	4	1.1%

		7	3.7%

Real Property Ownership

Our investments in real properties generally take the form of holding fee title or a long-term leasehold estate. We generally acquire such interests either (a) directly through DCTRT Real Estate Holdco LLC, a wholly owned subsidiary of the Operating Partnership, or wholly owned subsidiaries thereof or (b) indirectly through limited liability interests or through investments in joint ventures, general partnerships, co-tenancies or other co-ownership arrangements with the developers of the real properties, entities sponsored or advised by affiliates of the Sponsor or other persons. In addition, we may purchase real properties and lease them back to the sellers of such real properties. While we will use commercially reasonable efforts to structure any such sale-leaseback transaction such that the lease will be characterized as a “true lease” so that we will be treated as the owner of the property for federal income tax purposes, we cannot assure you that the IRS will not challenge such characterization. In the event that any such recharacterization were successful, deductions for depreciation and cost recovery relating to such real property would be disallowed and it is possible that under some circumstances we could fail to qualify as a REIT as a result. See “Federal Income Tax Considerations—Sale-Leaseback Transactions.”

In determining whether to purchase a particular real property, we may, in accordance with customary practices, obtain a purchase option on such real property. The amount paid for a purchase option, if any, is normally surrendered if the real property is not purchased and is normally credited against the purchase price if the real property is purchased.

Due Diligence

Our obligation to close a transaction involving the purchase of a real property asset is generally conditioned upon the delivery and verification of certain documents from the seller or developer, including, where appropriate:

•	plans and specifications;

•	environmental reports;

•	surveys;

•	evidence of marketable title subject to such liens and encumbrances; and

•	title and liability insurance policies.

Our policy is to not close a transaction involving the purchase of a real property asset unless and until we obtain an environmental assessment (generally a minimum of a Phase I review) for each real property purchased and until we are generally satisfied with the environmental status of the real property.

Terms of Leases and Tenant Creditworthiness

The terms and conditions of any lease we enter into with our tenants may vary substantially from those we describe in this prospectus. The Advisor reviews the creditworthiness of potential tenants of our real properties depending on the type of real property. Although we are authorized to enter into leases with any type of tenant, we anticipate that major corporations, smaller corporations and other organizations will be our tenants under many of our office, retail and industrial property leases. These types of tenants, as well as individuals who may be tenants under multifamily property leases, will generally be subjected to a credit review prior to entering into new leases with us or upon renewal of existing leases.

We anticipate that tenant improvements required to be funded by us as the landlord under leases in connection with newly acquired real properties will be funded from proceeds from this offering. However, at such time as a tenant at one of our real properties does not renew its lease or otherwise vacates its space in one of our industrial, retail or office buildings, it is likely that, in order to attract new tenants, we will be required to expend substantial funds for tenant improvements and tenant refurbishments to the vacated space. Since we do not anticipate maintaining permanent working capital reserves, we may not have access to funds required in the future for tenant improvements and tenant refurbishments in order to attract new tenants to lease vacated space.

In this regard, we anticipate that most of our leases for office, industrial and retail properties will be for fixed rentals with periodic increases based on the consumer price index or similar adjustments and that most of the rentals under our leases for industrial, office or multifamily properties will not be based on the income or profits of any person. Rentals due under leases for retail properties may be based in part on the income of the retail tenant. In such cases where the tenant is required to pay rent based on a percentage of the tenant’s income from its operations at the real property, the actual rental income we receive under such a lease may be inadequate to cover the operating expenses associated with the real property if a tenant’s income is substantially lower than projected. In such case, we may not have access to funds required in the future to pay the operating expenses associated with the real property.

Disposition Policies—Real Estate Portfolio

We generally acquire real property assets with an expectation of holding each asset for an extended period. However, circumstances might arise which could result in a shortened holding period for certain assets. As described above, we are active portfolio managers and we will seek to take advantage of opportunities to acquire or dispose of assets presented to us by the real estate markets. A real property asset may be sold before the end of the expected holding period if:

•	current market values exceed our internal intrinsic value assessment;

•	we believe full current value has been reached and the value of the asset might decline;

•	there is a change in the local economy or regulatory environment;

•	there are diversification benefits associated with disposing of the asset and rebalancing our investment portfolio;

•	an opportunity has arisen to pursue a more attractive real property or real estate-related debt or securities investment;

•	a major tenant has involuntarily liquidated or is in default under its lease;

•	the asset was acquired as part of a portfolio acquisition and does not meet our strategic plan;

•	there exists an opportunity to enhance overall investment returns by raising capital through the sale of the asset; or

•	the sale of the real property is in our best interests.

The selling price of a real property which is net leased will be determined in large part by the amount of rent payable under the lease(s) for such real property. If a tenant has a repurchase option at a formula price, we may be limited in realizing any appreciation. In connection with our sales of real properties we may lend the purchaser all or a portion of the purchase price. In these instances, our taxable income may exceed the cash received in the sale. See “Federal Income Tax Considerations—Requirements for Qualification as a REIT—Operational Requirements—Annual Distribution Requirement.” The terms of payment will be affected by custom in the area in which the real property being sold is located and by the then-prevailing economic conditions.

The determination of whether a particular real property should be sold or otherwise disposed of will be made with a view toward achieving our investment objectives for our stockholders. We cannot assure you that these objectives will be realized.

The board of directors has delegated to the Management Committee the authority to approve all real property dispositions, including real property portfolio dispositions, proposed by the Advisor for a sales price of up to $25,000,000, provided that the total dispositions approved by the Management Committee in any quarter may not exceed $50,000,000. The board, including a majority of the independent directors, must approve all real property dispositions, including real property portfolio dispositions, proposed by the Advisor (i) for a sales price greater than $25,000,000, and (ii) once the total dispositions approved by the Management Committee in any quarter equals $50,000,000, for any sales price through the end of such quarter.

Disposition Policies—Real Estate-Related Debt and Securities

In general, the holding period for real estate-related debt and securities is expected to be shorter than the holding period for real property assets. The determination of whether a particular real estate-related debt or security investment should be sold or otherwise disposed of will be made after consideration of relevant factors with a view toward achieving maximum total investment return for the asset. Relevant factors that are considered when disposing of a security or debt-related investment include:

•	the prevailing economic, real estate and securities market conditions;

•	the extent to which an asset has realized its expected total return;

•	portfolio rebalancing and optimization;

•	diversification benefits;

•	opportunities to pursue a more attractive real property or real estate-related debt or securities investment;

•	liquidity benefits with respect to sufficient funds for the share redemption program; and

•	other factors that determine that the sale of the security or debt-related asset is in our best interests.

Borrowing Policies

We use and intend to continue to use secured and unsecured debt as a means of providing additional funds for the acquisition of real property and real estate-related debt and securities. Our ability to enhance our investment returns and to increase our diversification by acquiring assets using additional funds provided through borrowing could be adversely impacted if banks and other lending institutions reduce the amount of funds available for the types of loans we seek. See “Risk Factors—Risks Related to Adverse Changes in General Economic Conditions.” When debt financing is unattractive due to high interest rates or other reasons, or when financing is otherwise unavailable on a timely basis, we may purchase certain assets for cash with the intention of obtaining debt financing at a later time.

We intend to use financial leverage to provide additional funds to support our investment activities. We calculate our leverage for reporting purposes as our total borrowings, calculated on the basis of GAAP, divided by the fair value of our real property and debt-related investments. Based on this methodology, as of September 30, 2014, our leverage was 46.7%. There are other methods of calculating our overall leverage ratio that may differ from this methodology, such as the methodology used in determining our compliance with corporate borrowing covenants. Our current leverage target is between 40-60%. Although we will generally work to maintain the targeted leverage ratio over the near term, we may change our targeted leverage ratio from time to time. In addition, we may vary from our target leverage ratio from time to time, and there are no assurances that we will maintain the targeted range disclosed above or achieve any other leverage ratio that we may target in the future. Our board of directors may from time to time modify our borrowing policy in light of then-current economic conditions, the relative costs of debt and equity capital, the fair values of our properties, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors.

There is no limitation on the amount we may invest in any single improved real property, security or debt-related investment. However, under our charter, we have a limitation on borrowing which precludes us from borrowing in excess of 300% of the value of our net assets. Net assets for purposes of this calculation are defined to be our total assets (other than intangibles), valued at cost prior to deducting depreciation, reserves for bad debts and other non-cash reserves, less total liabilities. The preceding calculation is generally expected to approximate 75% of the sum of (a) the aggregate cost of our real property assets before non-cash reserves and depreciation and (b) the aggregate cost of our real estate-related debt and securities. However, we may temporarily borrow in excess of these amounts if such excess is approved by a majority of the independent directors and disclosed to stockholders in our next quarterly report, along with an explanation for such excess. In such event, we will review our debt levels at that time and take action to reduce any such excess as soon as practicable.

Our board of directors has delegated (i) to our Chief Financial Officer the authority to review and approve any proposed new borrowing or refinancing (secured or unsecured) of the Company, the Operating Partnership or any direct or indirect subsidiary of ours or the Operating Partnership, provided that the amount of any single proposed borrowing or refinancing does not exceed $25,000,000, (ii) to the Management Committee the authority to review and approve any proposed new borrowing (secured or unsecured) of the Company, the Operating Partnership or any direct or indirect subsidiary of ours or the Operating Partnership, provided that the amount of any single proposed borrowing does not exceed $50,000,000 and the amount of total new borrowings approved by the Management Committee in any quarter does not exceed $100,000,000, and (iii) to the Management Committee the authority to review and approve any proposed refinancing (secured or unsecured) of the Company, the Operating Partnership or any direct or indirect subsidiary of ours or the Operating Partnership, provided that the amount of any single proposed refinancing does not exceed $100,000,000 and the amount of total new refinancings approved by the Management Committee in any quarter does not exceed $100,000,000. Such debt may be fixed or floating rate.

By operating on a leveraged basis, we expect that we will have more funds available for investments. This will generally allow us to make more investments than would otherwise be possible, potentially resulting in enhanced investment returns and a more diversified portfolio. However, our use of leverage increases the risk of default on loan payments and the resulting foreclosure on a particular asset. In addition, lenders may have recourse to assets other than those specifically securing the repayment of the indebtedness.

The Advisor will seek to obtain financing on the most favorable terms available to us and will seek to refinance assets during the term of a loan only in limited circumstances, such as when a decline in interest rates makes it beneficial to prepay an existing loan, when an existing loan matures or if an attractive investment becomes available and the proceeds from the refinancing can be used to purchase such investment. The benefits of any such refinancing may include an increased cash flow resulting from reduced debt service requirements, an increase in distributions from proceeds of the refinancing and an increase in diversification and assets owned if all or a portion of the refinancing proceeds are reinvested.

Our charter restricts us from obtaining loans from any of our directors, the Advisor and any of their affiliates unless such loan is approved by a majority of the directors (including a majority of the independent directors) not otherwise interested in the transaction as fair, competitive and commercially reasonable and no less favorable to us than comparable loans between unaffiliated parties. Our aggregate borrowings, secured and unsecured, will be reviewed by the board of directors at least quarterly.

Acquisitions through Equity Issuances

We are not limited to making acquisitions with cash or borrowings. We may also make investments through either public or private offerings of equity securities from us or the Operating Partnership, and we intend to do so when attractive acquisition opportunities are available. In some circumstances, acquiring properties, portfolios or other companies may be an attractive way for us to increase our capital base to grow our company. Some or all of the assets acquired in such a transaction may ultimately be sold by us.

We are not limited in the number or size of investments we may make with equity issuances, and we may effect a merger, business combination or another significant transaction through equity issuances. Such issuances may be comprised of existing classes of shares of our common stock or OP Units in the Operating Partnership, new classes of shares of our common stock or OP Units in the Operating Partnership with preferential terms compared to those of our existing investors (such as preferred stock, preferred OP Units, or contractual obligations to provide protection from adverse tax consequences), or tenancy-in-common interests. We and our Operating Partnership may, with the approval of a majority of our independent directors, agree to pay additional fees to our Advisor, the Dealer Manager and their affiliates in connection with any such transactions.

Prior to December 31, 2009, the Operating Partnership, through DCTRT Leasing Corp., a wholly owned subsidiary, offered undivided tenancy-in-common interests in real properties and beneficial interests in specific Delaware statutory trusts (collectively referred to as “fractional interests”), to accredited investors in private placements exempt from registration under the Securities Act. These fractional interests may have served as replacement properties for investors seeking to complete like-kind exchange transactions under Section 1031 of the Code. All of the fractional interests sold to investors pursuant to such private placements are or were 100% master leased by the Operating Partnership or a wholly owned subsidiary thereof, as applicable. Additionally, the Operating Partnership was given a purchase option giving it the right, but not the obligation, to acquire these fractional interests from the investors at a later time in exchange for OP Units (under a prior program administered by the Operating Partnership, such options were granted in the lease itself, and the Operating Partnership continues to hold these options as well).

The Operating Partnership agreed to pay certain up-front fees and reimburse certain related expenses to the Advisor, the Dealer Manager and the Exchange Facilitator with respect to capital raised through the private placements. The Advisor was obligated to pay all of the offering and marketing related costs associated with the private placements; however, the Operating Partnership agreed to pay the Advisor a non-accountable fee for such costs. In addition, the Operating Partnership agreed to pay the Dealer Manager a dealer manager fee and a sales commission. The Dealer Manager could reallow all or a portion of such sales commission and a portion of the dealer manager fee to the effecting broker-dealer. The Operating Partnership also agreed to pay a transaction facilitation fee to the Exchange Facilitator.

Investment Limitations

Our charter places the following limitations on us with respect to the manner in which we may invest our funds prior to a listing of our common stock:

•	We will not invest in commodities or commodity futures contracts, except for futures contracts when used solely for the purpose of hedging in connection with our ordinary business of investing in real property, real estate-related debt and securities.

•	We will not invest in real estate contracts of sale, otherwise known as land sale contracts, unless the contract is in recordable form and is appropriately recorded in the chain of title.

•	We will not make or invest in individual mortgage loans (excluding any investments in mortgage pools, commercial mortgage-backed securities (“CMBS”) or residential mortgage-backed securities (“MBS”)) unless an appraisal is obtained concerning the underlying property except for those mortgage loans insured or guaranteed by a government or government agency. In cases where a majority of our independent directors so determines, and in all cases in which the transaction is with any of our directors, the Sponsor, the Advisor or any of their affiliates, such appraisal shall be obtained from an independent appraiser. We will maintain such appraisal in our records for at least five years and it will be available for your inspection and duplication. We will also obtain a mortgagee’s or owner’s title insurance policy as to the priority of the mortgage.

•	We will not make or invest in mortgage loans that are subordinate to any lien or other indebtedness of any of our directors, the Advisor or its affiliates.

•	We will not invest in securities unless a majority of the directors (including a majority of the independent directors) not otherwise interested in the transaction approve such investment as being fair, competitive and commercially reasonable. See “Investment Strategy, Objectives and Policies—Real Estate-Related Debt and Securities Portfolio.”

•

We will not issue (i) equity securities redeemable solely at the option of the holder (except that stockholders may offer their shares of common stock to us pursuant to our share redemption programs), (ii) debt securities unless the historical debt service coverage (in the most recently completed fiscal year) as adjusted for known changes is anticipated to be sufficient to properly service that higher level of debt, or (iii) options or warrants to the directors, the Advisor or any of their affiliates except on the same terms as such options or warrants are sold to the general public; options or warrants may be issued to persons other than the directors, the Advisor or any of their affiliates, but not at exercise prices less than the fair market value of the underlying securities on the date of grant and not for consideration (which may include services) that in the judgment of the independent directors has a market value less than the value of such option or warrant on the date of grant.

•	We will not make any investment that is inconsistent with our objectives of qualifying and remaining qualified as a REIT unless and until the board of directors determines, in its sole discretion, that REIT qualification is not in our best interests.

•	We will not make or invest in mortgage loans, including construction loans but excluding any investment in CMBS, or residential MBS, on any one real property if the aggregate amount of all mortgage loans on such real property would exceed an amount equal to 85% of the appraised value of such real property as determined by appraisal unless substantial justification exists because of the presence of other underwriting criteria.

•	We will not borrow in excess of 300% of the value of our net assets (net assets for purposes of this calculation is defined to be our total assets (other than intangibles), valued at cost prior to deducting depreciation, reserves for bad debts and other non-cash reserves, less total liabilities).

•	We will not make investments in unimproved real property or indebtedness secured by a deed of trust or mortgage loans on unimproved real property in excess of 10% of our total assets.

•	We will not issue equity securities on a deferred payment basis or other similar arrangement.

Investment Company Act Considerations

We intend to continue to conduct our operations so that neither we nor any of our subsidiaries will be required to register as an investment company under the Investment Company Act. Under the relevant provisions of Section 3(a)(1) of the Investment Company Act, an entity may be an “investment company”:

•	If it is engaged primarily, or holds itself out as being engaged primarily or proposing to engage primarily, in the business of investing, reinvesting or trading in securities; or

•	If it is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of its total assets (other than government securities or cash items) on an unconsolidated basis. “Investment securities” excludes U.S. government securities and securities of majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act (relating to private investment companies).

To continue to avoid registration under the Investment Company Act, we may have to retain assets we would otherwise want to sell and may have to sell assets we would otherwise wish to retain. In addition, we may have to acquire assets that we might not otherwise have acquired and may have to forego opportunities to acquire assets that we would otherwise want to acquire. See “Risk Factors—Investment Company Risks.”

Policies Regarding Distributions

The following disclosure updates the “Description of Capital Stock—Distributions” section of the Prospectus and all similar disclosure in the Prospectus.

Distributions

We intend to continue to accrue distributions daily and make distributions on a quarterly basis following the end of each calendar quarter and we began making such distributions following the first calendar quarter after the quarter in which the minimum offering requirements were met for our initial public offering. However, we reserve the right to adjust the periods during which distributions accrue and are paid. In prior years, all of our distributions had been funded through a combination of both our operations and borrowings. Although our distributions during 2014, 2013 and 2012 were fully funded from our operations, in the future we may fund distributions from other sources. Our long-term strategy is to fund the payment of quarterly distributions to our stockholders entirely from our operations over time. However, if we are unsuccessful in investing the capital we raise in this offering on an effective and efficient basis or if our existing operations perform poorly, we may be required to fund our quarterly distributions to our stockholders from a combination of our operations and financing activities, which include net proceeds of this offering and borrowings (including borrowings secured by our assets). We have not established a cap on the amount of our distributions that may be paid from any of these sources.

Our board of directors determines the level of our distributions each quarter. In determining the appropriate level of a distribution, our board of directors considers a number of factors, including the current and anticipated market conditions, current and anticipated future performance and make-up of our investments, our overall financial projections and expected future cash needs. We can give no assurance that the board of directors will continue to set distributions at current levels and our distribution levels may change from time to time. Depending on the distribution level relative to cash flow generated from our portfolio, if our quarterly distributions exceed cash flow generated from our operations, it may cause a decrease in our NAV if not offset by other effects.

In connection with a distribution to our stockholders, our board has historically authorized, and intends to continue to authorize, a quarterly distribution of a certain dollar amount per share of our common stock before or on the first day of each quarter. We then calculate each stockholder’s specific distribution amount for the quarter using daily record and declaration dates and your distributions will begin to accrue on the date and time that you become a record owner of our common stock, subject to our board of directors declaring a distribution for record owners as of such date and time. We accrue the amount of declared distributions as our liability on a daily basis, and such liability is accounted for in determining the NAV.

Distributions are made on all classes of our common stock at the same time. The per share amount of distributions on Class E, Class A, Class W and Class I shares differs because of different allocations of class-specific expenses. We use the record share method of determining the per share amount of distributions on each class of shares, although our board of directors may choose any other method that will not cause our distributions to be treated as preferential dividends under the Code. The record share method is one of several distribution calculation methods for multiple-class funds recommended, but not required, by the American Institute of Certified Public Accountants (AICPA). Under this method, the amount to be distributed on shares of our common stock is increased by the sum of all class-specific expenses accrued for such period. Such amount is divided by the number of shares of our common stock outstanding on the record date. Such per share amount is reduced for each class of common stock by the per share amount of any class-specific expenses allocable to such class.

We are required to make distributions sufficient to satisfy the requirements for qualification as a REIT for federal income tax purposes. Generally, income distributed will not be taxable to us under the Code if we distribute at least 90% of our taxable income each year (computed without regard to the distributions paid deduction and our net capital gain). In addition, if we fail to distribute during each calendar year at least the sum of (a) 85% of our ordinary income for such year, (b) 95% of our capital gain net income for such year, and (c) any undistributed taxable income from prior periods, we will be subject to a 4% excise tax on the excess of the required distribution over the sum of (i) the amounts actually distributed by us, plus (ii) retained amounts on which we pay income tax at the corporate level. See “Federal Income Tax Considerations—Requirements for Qualification as a REIT—Operational Requirements—Annual Distribution Requirement.” Distributions are authorized at the discretion of the board of directors, in accordance with our earnings, cash flow and general financial condition. The board’s discretion is directed, in substantial part, by its obligation to cause us to comply with the REIT requirements. Because we may receive income from interest or rents at various times during our fiscal year, distributions may not reflect our income earned in that particular distribution period and may be made in advance of actual receipt of funds in an attempt to make distributions relatively uniform. We are authorized to borrow money, issue new securities or sell assets in order to make distributions. There are no restrictions on the ability of our Operating Partnership to transfer funds to us. For information regarding our historical distributions, see “Selected Information Regarding Our Operations—Distribution Information.”

We are prohibited from making distributions in kind, except for distributions of readily marketable securities, distributions of beneficial interests in a liquidating trust established for the dissolution of the Company and the liquidation of assets in accordance with the terms of our charter, or distributions in which (i) the board of directors advises each stockholder of the risks associated with direct ownership of the property, (ii) the board of directors offers each stockholder the election of receiving such in-kind distributions and (iii) in-kind distributions are made only to those stockholders that accept such offer. We are not prohibited from distributing our own securities in lieu of making cash distributions to stockholders, provided that the securities so distributed to stockholders are readily marketable. Stockholders who receive marketable securities in lieu of cash distributions may incur transaction expenses in liquidating the securities.

Risk Factors

The following risk factors update and supplement the risk factors contained in the Prospectus and all similar disclosure in the Prospectus.

We compete with numerous other parties or entities for real property investments and tenants, and we may not compete successfully.

We compete with numerous other persons or entities seeking to buy real property assets or to attract tenants to real properties we already own. These persons or entities may have greater experience and financial strength. There is no assurance that we will be able to acquire real property assets or attract tenants on favorable terms, if at all. For example, our competitors may be willing to offer space at rental rates below our rates, causing us to lose existing or potential tenants and pressuring us to reduce our rental rates to retain existing tenants or convince new tenants to lease space at our properties. Similarly, the opening of new competing assets near the assets that we own may hinder our ability to renew our existing leases or to lease to new tenants, because the proximity of new competitors may divert existing or new tenants to such competitors. In addition, if market rental rates decline during the term of an existing lease, we may be unable to renew or find a new tenant without lowering the rental rate. Each of these factors could adversely affect our results of operations, financial condition, NAV and ability to pay distributions to our stockholders.

We are exposed to risks arising from a small number of tenants comprising a significant portion of our income.

As of September 30, 2014, a significant portion of our annualized base rent comes from three tenants. As a result, we are particularly exposed to their ability and willingness to perform according to the contractual terms of their existing leases and to renew when the leases expire. When the leases expire, we may be forced to lower the rental rates or offer other concessions in order to retain the tenants. Any reduction in the rental rates or other lease terms may have a meaningful impact to our operating results. Further, if our significant tenants choose not to renew at all, we will likely suffer from periods of receiving no rent while we seek replacement tenants, and incur costs related to finding replacement tenants. Our three most significant leases, together comprising approximately 28.5% of our annualized base rent as of September 30, 2014, will expire between December 2016 and September 2017. Based on market information as of September 30, 2014, we have obtained third-party estimates that current market rental rates, on a weighted-average basis utilizing annualized base rent as of September 30, 2014, are approximately 20% lower than when we entered into these leases. Accordingly, we believe replicating the cash flows from these leases would be very difficult. These factors could adversely affect our results of operations, financial condition, NAV and ability to pay distributions to our stockholders.

Our two largest properties, as measured by value for purposes of our NAV, are subject to purchase options, which may negatively impact the value of the properties and our returns from the properties.

Our two largest properties, as measured by value for purposes of our NAV, are subject to purchase options. “Colshire,” an office property located in Washington DC, is subject to an option held by the tenant with an exercise price that we estimate to be approximately $158.4 million and an exercise date in March 2016. Our cost basis in Colshire is $179.1 million as of September 30, 2014, and the net operating income for the property for the nine months ended September 30, 2014 was $11.3 million. “Harborside,” an office property located in Northern New Jersey, is subject to an option held by a third party with an exercise price that we estimate to be approximately $239.4 million and an exercise date in May 2016. Our cost basis in Harborside is $212.1 million as of September 30, 2014, and the net operating income for the property for the nine months ended September 30, 2014 was $12.2 million. For a discussion of net operating income and a reconciliation to GAAP, see the “Investments in Real Properties and Real Estate-Related Debt and Securities—Net Operating Income” section of the Prospectus.

As the exercise dates for these options have been approaching, the Independent Valuation Firm has been lowering the valuations of these properties based on the anticipated exercise prices and the likelihood of the options being exercised. We expect this trend to continue and to negatively impact our NAV. In addition, if these options are exercised, our operating results will be negatively impacted while we seek to reinvest the proceeds from the sales, and we may be unable to find investments that generate the same level of income that these properties generate currently. Based on the current markets for these properties, we believe replicating the cash flows from these properties would be very difficult. These factors could adversely affect our results of operations, financial condition, NAV and ability to pay distributions to our stockholders.

We are active portfolio managers and will incur transaction and transition costs each time that we acquire or dispose of an asset.

We believe that the real estate market is cyclical, with different property types coming into favor at different times. Although we do not invest for the short term, we are active portfolio managers and we will seek to take advantage of opportunities to acquire or dispose of assets presented to us by the real estate markets. Each time that we acquire or dispose of an asset, we incur associated transaction costs which may include, but are not limited to, broker fees, attorney fees, regulatory filings, taxes and disposition fees paid to the Advisor. In addition, each time that we sell an income-generating asset, our operating results will be negatively impacted unless and until we are able to reinvest the proceeds in an investment with an equal or greater yield, which we may be unable to do. Accordingly, in order for us to provide positive returns to our stockholders from active portfolio management, the benefits of active management must outweigh the associated transaction and transition costs. We may be unable to achieve this. These factors could adversely affect our results of operations, financial condition, NAV and ability to pay distributions to our stockholders.

We may have difficulty funding our distributions with funds provided by our operations.

In prior years, all of our distributions had been funded through a combination of both our operations and borrowings. Although our distributions during 2014, 2013 and 2012 were fully funded from our operations, in the future we may fund distributions from other sources. Our long-term strategy is to fund the payment of quarterly distributions to our stockholders entirely from our operations. However, if we are unsuccessful in investing the capital we raise in this offering or which is generated from the sale of existing assets on an effective and efficient basis that is accretive to our distribution level, we may be required to fund our quarterly distributions to our stockholders from a combination of our operations and financing activities, which include net proceeds of this offering and borrowings (including borrowings secured by our assets), or to reduce the level of our quarterly distributions. Using certain of these sources may result in a liability to us, which would require a future repayment. The use of these sources for distributions and the ultimate repayment of any liabilities incurred could adversely impact our ability to pay distributions in future periods, decrease the amount of cash we have available for new investments, repayment of debt, share redemptions and other corporate purposes, and potentially reduce your overall return and adversely impact and dilute the value of your investment in shares of our common stock. We may pay distributions from sources other than cash flow from operations, including, without limitation, the sale of assets, borrowings or offering proceeds. Our ability to pay distributions at the current level also likely will be impacted by the expiration of certain large leases in our portfolio, and, as a result, we may be required to reduce the level of our quarterly distributions. To the extent that we sell higher yielding assets in exchange for assets that may initially produce less income in exchange for the potential ability for longer term appreciation, this may also put pressure on our ability to sustain our current distribution level. If our quarterly distributions exceed cash flow generated from our operations, it may cause a decrease in our NAV if not offset by other effects.

Valuations and appraisals of our properties, real estate-related assets and real estate-related liabilities are estimates of value and may not necessarily correspond to realizable value.

The valuation methodologies used to value our properties and certain real estate-related assets involve subjective judgments regarding such factors as comparable sales, rental revenue and operating expense data, the capitalization or discount rate, and projections of future rent and expenses based on appropriate analysis. In addition, we generally do not undertake to mark to market our debt investments or real estate-related liabilities, but rather these assets and liabilities are usually included in our determination of NAV at an amount determined in accordance with GAAP. As a result, valuations and appraisals of our properties, real estate-related assets and real estate-related liabilities are only estimates of current market value. Ultimate realization of the value of an asset or liability depends to a great extent on economic and other conditions beyond our control and the control of the Independent Valuation Firm and other parties involved in the valuation of our assets and liabilities. Further, these valuations may not necessarily represent the price at which an asset or liability would sell, because market prices of assets and liabilities can only be determined by negotiation between a willing buyer and seller. Valuations used for determining our NAV also are generally made without consideration of the expenses that would be incurred in connection with disposing of assets and liabilities. Therefore, the valuations of our properties, our investments in real estate-related assets and our liabilities may not correspond to the timely realizable value upon a sale of those assets and liabilities. Our NAV does not currently represent enterprise value and may not accurately reflect the actual prices at which our assets could be liquidated on any given day, the value a third party would pay for all or substantially all of our shares, or the price that our shares would trade at on a national stock exchange. There will be no retroactive adjustment in the valuation of such assets or liabilities, the price of our shares of common stock, the price we paid to redeem shares of our common stock or NAV-based fees we paid to the Advisor and the Dealer Manager to the extent such valuations prove to not accurately reflect the true estimate of value and are not a precise measure of realizable value. Because the price you will pay for Class A, Class W or Class I shares of our common stock in this offering, and the price at which your shares may be redeemed by us pursuant to our share redemption program, are based on our estimated NAV per share, you may pay more than realizable value or receive less than realizable value for your investment.

Net Asset Value and Valuation Procedures

The following disclosure replaces the third paragraph in the “Net Asset Value and Valuation Procedures— Real Property Portfolio Valuation— Daily Valuation Process” section of the Prospectus and all similar disclosure in the Prospectus.

The primary methodology used to value properties is the income approach, whereby value is derived by determining the present value of an asset’s stream of future cash flows (for example, discounted cash flow analysis). Consistent with industry practices, the income approach incorporates subjective judgments regarding comparable rental and operating expense data, the capitalization or discount rate, and projections of future rent and expenses based on appropriate evidence. Other methodologies that may also be used to value properties include sales comparisons and replacement cost approaches. Because the property valuations involve significant professional judgment in the application of both observable and unobservable attributes, the calculated value of our real property assets may differ from their actual realizable value or future appraised value. Our real estate portfolio valuation may not reflect the liquidation value or net realizable value of our properties because the valuations performed by the Independent Valuation Firm involve subjective judgments and generally do not reflect transaction costs associated with property dispositions.